Impact Investing 2021

NATIONWIDE ECONOMIC IMPACT OF INVESTMENTS
(1984-present)
551	183.4M	120,197	$14.2B	$4.5B	$34.8B	202,243
Projects	hours of on-site union construction work created	housing and healthcare units nationwide, with 67.2% affordable housing	in personal income including wages and benefits, with $7.2 billion for construction workers	in tax revenues ($1.5 billion state/local and $3.0 billion federal)	in total economic benefits	total jobs generated across communities
Job and economic impact figures are estimates calculated using IMPLAN, an input-output model, based on HIT and HIT subsidiary Building America CDE, Inc. project data. Data is current as of March 31, 2021. Economic impact data is in 2020 dollars and all other figures are nominal.